# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PINNACLE WEST CAPITAL CORP, CIK 0000764622
CUSIP: 723484101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 400North Fifth Street, MS 8695, Phoenix, Arizona (AZ), 85004
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000313028

## Reporting persons
- BARROW HANLEY MEWHINNEY & STRAUSS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,755,587; shared voting power 2,109,406; sole dispositive power 6,864,993; shared dispositive power 0; aggregate amount beneficially owned 6,864,993 (6.04% of the class)

## Item 1. Issuer
Name of issuer: PINNACLE WEST CAPITAL CORP
Address of issuer's principal executive offices: 400North Fifth Street, MS 8695, Phoenix, Arizona, 85004

## Item 2. Person Filing
Name of person filing: Barrow Hanley Global Investors
Address of principal business office or, if none, residence:
2200 Ross Avenue, 31st Floor
Dallas, TX 75201
Citizenship: Delaware LLC

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6864993
Percent of class: 6.04
Sole power to vote or to direct the vote: 4755587
Shared power to vote or to direct the vote: 2109406
Sole power to dispose or to direct the disposition: 6864993
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BARROW HANLEY MEWHINNEY & STRAUSS LLC: Hannah Ackels, Hannah Ackels, CCO (02/14/2025)